Exhibit 99.2

58.com Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: WUBA)

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Notice of Annual General Meeting

to be held on December 19, 2019
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of 58.com Inc. (the “Company”) will be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong on December 19, 2019 at 2:00 p.m. (local time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on December 2, 2019 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares, par value US$0.00001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at ir.58.com, or by email to ir@58.com.

By Order of the Board of Directors,

58.com Inc.

/s/ Jinbo Yao

Jinbo Yao

Chairman

Beijing, December 2, 2019